 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

March 3, 2017

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On March 3, 2017, Global Cosmetics Inc. (the “Company”) filed Amendment No. 9 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated March 2, 2017 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Dilution, page 21

1. We note your updated scenario disclosures on page 22 assuming a 75%, 50% and 25% offering. It appears the net tangible book value after the offering would be $28,716, ($31,284) and ($91,284) in each of those circumstances respectively. Please explain or revise the calculations based on these amounts. Furthermore, please ensure you update your increase/decrease in net tangible book value per share attributable to cash payments from purchasers of shares offered and immediate dilution to new investors calculations accordingly.

Company Response: The Amendment has been revised to address this comment

Sincerely,

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer